FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 24, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS INCREASES OWNERSHIP IN ITS
ASTRAKHAN AND VOLGOGRAD VENTURES

Moscow, Russian Federation – August 24, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, has acquired additional 50% stakes in Astrakhan Mobile and Volgograd Mobile. As a result of these transactions, MTS’ ownership in the companies increases to 100%.

In line with its strategy of consolidating the Company’s ownership in its ventures, MTS has acquired the remaining 50% stakes in Astrakhan Mobile and Volgograd Mobile from Southern Telecommunications Company (“UTK”) for $1.1 million and $2.9 million respectively. MTS has been a shareholder in both companies since October 2003, when it acquired its initial 50% stakes from MCT Corporation. As a result of today’s transactions, MTS’ ownership in Astrakhan Mobile and Volgograd Mobile increases to 100%.

Astrakhan Mobile holds a GSM license covering the Astrakhan region (population of 1.0 million), and Volgograd Mobile holds a GSM license covering the Volgograd region (population of 2.7 million). Both regions are part of the Southern Federal District. As of July 31, 2004, the two companies provided their AMPS/DAMPS services(1) to around 10 thousand subscribers.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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Mobile TeleSystems (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the company services over 24.1 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our

(1)  In addition to their GSM licenses, Astrakhan Mobile holds an AMPS license and Volgograd Mobile holds a DAMPS license.

projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: August 24, 2004